SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                             Small Business Issuers
             Under Section 12(b) or 12(g) of the Securities Exchange
                                   Act of 1934


                               INTELLIWORXX, INC.
                  -------------------------------------------
                 (Name of Small Business Issuer in its Charter)


              Florida                                       59-3336148
              -------                                       ----------
   (State or other jurisdiction                           (IRS Employer
 of incorporation or organization)                      Identification  Number)

  1819 Main Street, 11th Floor Sarasota, Florida               34236
  ----------------------------------------------               -----


                                 (941) 365-7790
                            -------------------------
                           (Issuer's Telephone Number)


Securities to be registered pursuant to Section 12(b) of the Act:

Title of each  class to be  registered:        Name of each  exchange  on  which
                                               each class is to be registered:


              N/A                                            N/A
-------------------------------------          ---------------------------------

Securities to be registered pursuant to Section 12(g) of the Act:

                                  Common Stock
--------------------------------------------------------------------------------

PART I

Item 1. DESCRIPTION OF BUSINESS.

INTRODUCTION
------------

Intelliworxx, Inc. ("Intelliworxx" or the "Company") specializes in creating advanced, speech-driven mobile computer solutions. With products both in production and under development, systems are designed primarily using microprocessors from Intel Corporation ("Intel") and Windows(R) operating systems from Microsoft Corporation ("Microsoft"). Having expertise in mobile computing, human-machine interface, advanced multimedia, voice recognition, video compression, Internet applications, software design and manufacturing, Intelliworxx creates, designs and delivers products that offer specific solutions for individual customer needs.

Intelliworxx was incorporated as a private, Florida research and development firm in February 1998 ("Intelliworxx Florida"). Outdoor Resorts, Inc., a Florida corporation, was organized on July 1, 1995 for the purposes of acquiring campgrounds. On November 23, 1998, a transaction was closed in which Intelliworxx Florida was merged into Outdoor Resorts, Inc. Through this reverse merger, the shareholders of Intelliworxx Florida exchanged 600,000 shares for 12,000,000 shares of Outdoor Resorts, Inc. Outdoor Resorts, Inc. acquired all of the assets and liabilities of Intelliworxx Florida, the name of Outdoor Resorts, Inc. was changed to Intelliworxx, Inc. and new officers and directors were elected. The authorized common shares were increased from 50,000,000 to 100,000,000 shares and a future issuance of up to 200,000 shares of restricted common stock was approved in order to retire debt of Intelliworxx Florida of which $365,000 of debt was retired by the issuance of 199,166 shares of common stock. After the merger, new management changed the direction of the Company from campground management to mobile computer-based technologies. Since this time, the Company has developed numerous mobile-computing products.

There have been no bankruptcies, receiverships or similar proceedings in this company.

INDUSTRY OVERVIEW
-----------------

Maintaining a competitive edge in the advanced electronic product arena is a challenge that developers and manufacturers continually face. These challenges include, but are not limited to, market demands for increased product performance, the need for a lower cost per function, and the need to decrease the time from product development to market.

Mobile computers (notebook computers, computers in cars, airplanes or boats, etc.) have become increasingly popular as part of the solution to many business problems. As mobile computers gain greater levels of computing power, so do the demands for additional features from mobile users. New demands such as voice-driven operation, multimedia playback ability and wireless access to data are challenging designers to provide these features in increasingly smaller packages.

From 1992 to 1997 the production of electronic equipment in the United States grew from $217 billion to over $345 billion spread over several categories (source: The US Census Bureau, http://www.census.gov/epcd/www/advanc2b.htm#S3). Management believes that mobile computing has been and will continue to be one of the fastest growing segments of electronic equipment production.

BUSINESS AND PRODUCT OVERVIEW
-----------------------------

Intelliworxx specializes in creating advanced mobile computer-based solutions. Management has developed what it believes is a fairly unique business model that enables it to develop a range of seemingly diverse product lines with maximum efficiency and speed. These product lines include both hardware and software and offer specific solutions for individual customer needs.

The Intelliworxx Business Model
-------------------------------

The Intelliworxx business model embodies two distinct concepts, "reusable technologies" and the "virtual original equipment manufacturer" ("virtual OEM") model.

Modern computer-based technology uses a collection of basic components such as Pentium(TM) microprocessors from Intel and speech engine software from Lernout & Hauspie Speech Products N.V. ("Lernout & Hauspie"). In the fast-evolving world of technology products, new components appear at an ever-increasing pace. The concept of reusable technologies means the Company develops advanced circuitry and software (its "core technologies") in a well-defined, modular manner such that the end results can be quickly deployed in a range of new products. This concept also includes designing with an eye towards tomorrow's basic components. Emphasis on reusable technologies leads to a three-step product development process.

In step one the Company develops its core technologies with an emphasis on this concept of reusable technologies. Step two is the development of product platforms based on these core technologies. The product platforms include the current state-of-the-art technology in mobile computing. They are designed so that they can be turned into multiple products in a fraction of the usual development time. Step three of the process is the creation of the individual customer's solution from a selected product platform. The Company's emphasis on reusable technologies results in fast, efficient and customer specific product creation.

Intelliworxx does not manufacture its products. The Company "outsources" its product manufacturing to electronic manufacturing services companies. A company that develops and sells its own products but has other companies perform the manufacturing is known as a "virtual original equipment manufacturer". Possessing in excess of forty combined years of contract manufacturing experience, Intelliworxx's management has the expertise to manage outsourced manufacturing efforts. The virtual OEM model frees the Company from staffing manufacturing personnel and funding manufacturing equipment. It enables the Company to focus on applying technology to meet customer requirements.

Intelliworxx Products
---------------------

The UCM(TM)

The Company has developed a multipurpose Pentium(TM)-based, multimedia-equipped module called the Ubiquitous Computing Module ("UCM"). This device incorporates advanced mobile computing features in a package smaller than a videocassette. In keeping with the Company's reusable technologies concept, the UCM(TM) has been developed as a computing "engine" to be embedded into vehicles as well as into other devices. It can accommodate any of Intel's family of Pentium(R) processors and is capable of running Microsoft's Windows(R) 95/98, NT/2000, or Windows(R) CE operating systems.

The UCM(TM) is being used in airplanes at De Crane Holdings, Inc. and in police cars for several police departments.

The VoiceTablet(TM)

A portable tablet computer is a hand-held clipboard with a flat display screen and the electronics to drive the device. Intelliworxx has created the VoiceTablet(TM), a rugged, portable tablet computer that can be voice-driven, or touch/pen activated. The main differences between standard tablet computers and the VoiceTablet(TM) are in the interface advantages. The VoiceTablet(TM) is uniquely equipped with advanced audio circuitry optimized for voice input and output and advanced video multimedia capabilities including the ability to play digital video disk ("DVD") movies. Additionally, the VoiceTablet(TM) uses the Intel Pentium(R) II Processor as a large amount of processing power is necessary to perform both multi-media and speech applications simultaneously. The VoiceTablet(TM) has been designed to use the Intel Pentium(R) III Processor as well.

Intelliworxx has partnered with Lernout & Hauspie to provide advanced voice-driven applications for the VoiceTablet(TM). Lernout & Hauspie is a leading provider of speech and linguistics products and have a commanding worldwide market share of the voice-driven medical applications arena (source:
Lernout & Hauspie web site http://www.lhs.com and conversations with Lernout & Hauspie personnel). Intelliworxx is an authorized Value Added Reseller ("VAR") for the entire line of Lernout & Hauspie products and applications. Lernout & Hauspie is an authorized VAR for the Company's VoiceTablet(TM) and Mentorworxx(TM) software, described in the following section.

The VoiceTablet(TM) has applications for the healthcare, public safety, technology maintenance, insurance, manufacturing, and in-flight entertainment markets. VoiceTablets(TM) are being produced for various customers including General Motors Corp., Telxon Corporation, Florida Power & Light, the Department of Defense, several police departments, a major European airline and Lernout & Hauspie. VoiceTablets(TM) equipped with the Company's Mentorworxx(TM) software have been delivered to the US Marines and US Navy.

Mentorworxx(TM) Software

Intelliworxx has developed interactive mentoring software for the technology maintenance and medical procedure assist markets. Mentoring is when one person with expertise in a given area aids another in solving problems. This is accomplished by the person with expertise answering questions and offering tips. Mentoring as used by the Company involves replacing the human expertise with computer technology. The Company refers to its software as Mentorworxx(TM) software incorporating "interactive multimedia mentoring" or "iM3(TM)" technology. This software provides voice-driven, interactive access to specific diagnostic and/or procedure data for commercial or military technology and medical providers. The software, written for the Microsoft Windows(R) operating systems, functions best on the Company's VoiceTablet(TM), UCM(TM), or Advanced AutoPC, but works for any Pentium class, Windows(R)- based computer. Management believes that this software will increase the productivity of technology maintenance personnel and medical workers.

The Mentorworxx(TM) software has three components. Mentorworxx Explore(TM) is the software component that plays back multimedia content to the user via voice commands. It functions similar to the familiar "internet web-browser" wherein the user intuitively selects underlined word or phrases ("links") on the screen and is taken to the page directed by the link. Mentorworxx Create(TM) is the program customers use to design their own mentoring applications. It is a visual development environment that conceptually guides the user through the process of creating the mentoring application. The user enjoys complete control over the content preparation, presentation and linking data. The pages that are generated can be read by any browser as well as by the Company's Mentorworxx Explore(TM) product. Mentorworxx Convert(TM) is designed to overcome the single most daunting concern regarding the development of mentoring systems - converting existing data. Mentorworxx Convert(TM) can save hundreds of hours previously devoted to the preparation of a mentoring system. Once templates have been configured, Mentorworxx Convert(TM) automatically reads in all existing manual based text and graphic data and prepares pages with links for use in Mentorworxx Explore(TM).

The Advanced AutoPC

An Advanced AutoPC system and accompanying software has been developed for the commercial and military automotive industries to provide information and entertainment in a moving vehicle. The system is voice and touch-driven with a compliment of interactive features that include Global Positioning Satellite based navigation, cellular phone control, wireless Internet access, environmental control and other functions. The system is capable of running Microsoft's Windows 95/98, NT, 2000, or Windows(R) CE operating systems and is the only such product to accommodate Intel's Pentium(R) MMX and Pentium(R) II Processors.

A version of our Advanced AutoPC is in pre-production (250 unit build) for a major U.S. automotive manufacturer. Current purchase orders specify delivery of up to 10,000 units. The Company is developing its own Advanced AutoPC product that will be offered to existing AutoPC OEMs and resellers for them to resell as their own brand.

WaveLink(TM)

Intelliworxx has combined advanced compression software with dedicated hardware circuitry and a proprietary camera design to enable the fast transfer of video data over POTs ("plain old telephone") wires as well as in the wireless arena. The product, Wavelink(TM), is a PC card that plugs into a PC card slot and is ideally suited to tablet or laptop computing. The Company's unique solution for real-time mobile video conferencing over POTs will allow for high quality transmission of video signals over low bandwidth mediums.

Initial marketing demonstrations are planned for the fourth quarter of 1999 and will be targeted at the Company's existing customer base. However, WaveLink(TM)will allow any desktop or laptop computer to provide full motion, high quality video conferencing.

TARGET MARKETS
--------------

The Advanced AutoPC market
--------------------------

Introduction of AutoPC products for navigation purposes from stereo equipment manufacturers such as Clarion Corporation ("Clarion"), Pioneer Electronics Inc. ("Pioneer"), and Alpine Electronics Inc. ("Alpine") excited auto buyers. However, they expressed the need for more features and functionality. Therefore, suppliers to the industry are engaging in two separate subdivisions of AutoPC development; less sophisticated models for more economical vehicles and feature-rich designs for luxury and recreational vehicles. The AutoPC suppliers will be providing products aimed at lower cost vehicles where consumers are adaptable to narrower feature sets. According to market analysis from a major US automotive manufacturer, vehicles with suggested retail prices in excess of $30,000 will include Advanced AutoPC offerings that will provide genuine PC computing power with more features including continuous voice dictation and multiple DVD playback. As prices for the Advanced AutoPC drop, it will replace the existing, limited functionality AutoPC.

Domestic automakers are projecting requirements for in excess of one million systems annually going into the new century. Near term projections for advanced systems will hinge upon the sales of moderate to higher priced vehicles. Below is a table indicating potential for domestic car sales for 1999 for Advanced AutoPC systems (source: http://carpoint.msn.com).

                         1999 Projected Moderate to High
                         -------------------------------
                                Priced Auto Sales
                                -----------------

Auto Maker                    Proj. Unit Sales 1999           Cars over $30,000
----------                    ---------------------           -----------------
General Motors Corp.              9,239,000                         369,560
Ford Motor Co.                    6,943,000                         277,720
Chrysler Corp.                    4,789,000                         191,560

With 54 million automobiles and trucks manufactured each year, Microsoft, Intel and industry analysts agree that the AutoPC market is the next area of explosive growth for PC-based hardware and software. Below are management-derived projections estimating potential Advanced Auto PC Sales.


                      Projections of Advanced Auto PC Sales
                      -------------------------------------

Manufacturer                   2000 and 2001 autos            Total ($ millions)
------------                   -------------------            ------------------
General Motors Corp.              406,000                           $203
Ford Motor Co.                    305,000                           $152
Chrysler Corp.                    210,000                           $105

Manufacturer                   2002 and 2003 autos            Total ($ millions)
------------                   -------------------            ------------------
General Motors Corp.              447,000                           $223
Ford Motor Co.                    335,000                           $167
Chrysler Corp.                    231,000                           $115

          *(The above table assumes that 20% of the buyers of the moderate to high priced car buyers shown in the previous table would be interested in an Advanced AutoPC system priced at approximately $2,500.)


The Company also intends to target the Recreational Vehicle ("RV") market for AutoPC sales. Fleetwood, Winnebago, Skyline and other RV companies sell over 250,000 vehicles each year in the United States alone.

Tablet Computing
----------------

Tablet computing is not a new market arena. Tablet computers have existed for many years, but, much like the palmtop industry, were not viable choices for mobile job assistance, as they did not have the features necessary to entice buyers. Even so, tablet computers have enjoyed increasing sales due to demand for data access for mobile workers. The table below indicates the sales picture for tablet computing.

                              Tablet Computer Sales
                              ---------------------

                                    1997                          1998
Manufacturer               Unit Sales / $ millions      Unit Sales / $ millions
------------               -----------------------      -----------------------
Fujitsu Corporation            33,000 / $75                 44,000 / $100
Telxon Corporation             24,000 / $54                 32,000 / $ 72
MicroSlate Inc.                15,000 / $34                 20,000 / $ 45

          (Source: Derived from the Fujitsu Corporation, Telxon Corporation and MicroSlate Inc. Web Sites and Management's Estimates.)

Intelliworxx has engineered a combination of Pentium(R)II electronics, multimedia features and interactive software that allow the user to operate the tablet "hands-free". Typically, tablet computers are operated through the use of a pen or touch screen interface. While these options are still available, the Intelliworxx enhanced tablet computer is driven primarily by voice command.

Tablet computing is increasing in popularity in healthcare, technology maintenance, transportation, insurance, and in-flight entertainment. Public Safety is also a growing market for tablet computers. There are over 560,000 police squad cars nationwide, with 738,000 sworn officers (source: Cross Match, Inc., correspondence with Intelliworxx).

Mentoring
---------

The $85 billion per year (source: Bureau of Labor Statistics, http://stats.bls.gov/news.release/sept.t12.htm and management's calculation) education and training industry is undergoing a profound change. The need for targeted, real time training of workers in the military and industry has been growing for several years. Knowledge must be delivered to the technical workforce at precisely the right time to insure workers can perform. Improved job performance and productivity and increased worker competence and flexibility are compelling factors in the growth of mentoring systems.

Mentoring in the Automotive Industry--There are 200 million vehicles registered in the U.S. (source: Automotive News, Dec. 1998), with 50 million new vehicles produced worldwide each year. Each of these vehicles requires an average of $600 per year in repair and maintenance (Source: General Motors Service Parts Division 1998 Estimate) resulting in a $120 billion dollar per year industry. It has been reported that as much as one third of this total is consumed by misdiagnosis. The domestic automotive industry currently supports the repair and maintenance of its vehicles with 21,000 dealerships and 300,000 independent service facilities, employing over 750,000 light-duty vehicle technicians and 500,000 heavy-duty vehicle technicians (source: Environmental Protection Agency ("EPA") correspondence with Intelliworxx).

Mentoring in the Military--The Deputy Undersecretary of Defense for Readiness and Training, Mr. Thomas Longstreth, has indicated that mentoring is a primary initiative for all branches of the US Military. Over 50% of the entire military budget is spent on maintenance and training (source: Longstreth, TechLearn Conference 1998 Orlando, FL). Intelliworxx is a member of the Department of

Defense's Advanced Distributed Learning core team and has participated in top level government training policy discussions.

Mentoring in Public Safety--Emergency response to chemical or biological terrorist attacks or spills has become a national concern at the highest levels of the government, and is of significant immediate concern to police, fire and rescue organizations. The list of chemical and biological agents has grown, as has the estimated risk of terrorist attacks. The current materials required for use by all military and public safety workers in the event of public endangerment has grown in complexity and bulk. The Company's Mentorworxx solution simplifies access and use of data and its intuitive, voice interactive interface facilitates accurate decision making in high-stress situations. Mentoring represents a valuable market opportunity for the Company in this area, in addition to its activities in AutoPC and Tablet Computing.

MARKETING STRATEGY
------------------

The Company markets to Original Equipment Manufacturers ("OEMs") and Value Added Resellers ("VARs") for whom the Intelliworxx advanced mobile computing solutions provide sustainable competitive advantages. Targeted industries include automotive, healthcare, aviation, military (personal combat data units, vehicle mounted electronics, training, maintenance and repair), public safety and commercial equipment maintenance and repair (aircraft, motor vehicle, industrial, plant, etc.). The target OEMs in these industries are the final equipment assemblers or system integrators themselves. The appeal of these targets is high margins, substantial but manageable volumes and minimal competition.

By targeting large, established OEMs and VARs, the Company does not need to staff a large sales department itself. In effect, the OEM and VAR sales forces become the Company's "virtual" sales force. In addition, our OEM and VAR partners are directly responsible for supporting the end user. This frees the Company from staffing a large customer support department and allows it to focus on solutions for its target markets.

COMPETITION
-----------

The computer technology industry is highly competitive and fragmented, and the Company may face significant competition in each of its product markets. The Company's competitors differ depending on product type, geographic market, and application type. Several of the Company's competitors are well established and have greater assets and financial resources than the Company, and have larger marketing and research and development budgets. Several of the Company's competitors also have larger service organizations.

Competition in the Company's markets is influenced by technical capacity, customer support, product longevity, supplier stability, breadth of product offerings, reliability, performance, and price. The Company believes that it can successfully compete in its chosen market niches due to its advanced technological capabilities, quick and efficient product development process and its ability to meet customer price points. In addition, the Company's marketing strategy focuses on becoming a supplier to would be competitors. In this way the Company concentrates on core technology, product development and efficient manufacturing. The Company also can utilize the sales force and established relationships of these customers who otherwise would be competitors.

WORLD WIDE WEB
--------------

The Company has a World Wide Web home page at http://www.intelliworxx.com. This web page contains basic information about the Company, its latest news, technology, products, application notes, links to partners, special programs, investor information and frequently asked questions, as well as how to contact the Company. The Intelliworxx web page is also listed with many of the most popular web search engines. The Company has identified many sales leads and beta testers through use of the web.

TRADEMARKS
----------

The Company's intellectual property attorneys are actively pursuing the following trademark protection and intend to file by the end of 1999.

     1.   VoiceTablet
     2.   Interactive Multi Media Mentoring
     3.   iM3
     4.   Mentorworxx
     5.   Mentorworxx Explore
     6.   Mentorworxx Create
     7.   Mentorworxx Convert
     8.   Intelliworxx
     9.   VoiceAudio
    10.   UCM
    11.   WaveLink

PATENTS
-------

The Company's intellectual property attorneys are reviewing potentially patentable technology.

GOVERNMENT APPROVALS
--------------------

None of the Company's products or services require any government approval. The Company does not know of any existing or probable governmental regulations that would have an effect on its business.

SERVICE AND SUPPORT
-------------------

The Company demands that its resellers and OEM partners have complete service and support in place for their end users including telephone help desk centers and depot repair centers. The Company also has a range of personnel, from technical customer service representatives to program managers to design engineers, who support the resellers and OEM partners with customer service issues.

SEASONALITY
-----------

The Company's product diversification is such that it does not expect to experience seasonal up or down turns.

SOURCES AND AVAILABILITY OF RAW MATERIALS
-----------------------------------------

The Company relies on the availability of Microsoft operating systems and Intel microprocessors in order to manufacture its products. In addition, there are a number of other electronic components the Company includes in its designs. These components are available from a wide range of vendors, none of which are deemed to be a critical single source supplier.

WORKFORCE
---------

The Company currently employs 35 individuals in the following functional areas:
20 employees in Engineering and Technical Support, six employees in Sales and Marketing, six employees in Administration and three employees in Manufacturing and Materials. The Company does not have a collective bargaining agreement with its employees and considers its relationship with its employees to be excellent.


Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

Introduction
------------

This discussion summarizes the significant factors affecting the operating results, financial condition and liquidity/cash flow of the Company during the period from Inception (February 12, 1998) to December 31, 1998 and the eight months ended August 31, 1999. This should be read in conjunction with the financial statements and notes thereto included. As discussed in Note 2 to the financial statements dated August 31, 1999, meaningful quarterly results are unavailable for the period from Inception (February 12, 1998) to December 31, 1998 because of the start-up nature of the Company and its lack of dependence on financial reporting. However, a financial audit was performed as of December 31, 1998 for the period from Inception (February 12, 1998) to December 31, 1998. Quarterly results are available for the three-month periods ending March 31, 1999 and June 30, 1999. The following comments will discuss the Company's operating results on a standalone basis as opposed to a quarterly or comparative basis.

Results of Operations
---------------------

The Period from Inception (February 12, 1998) to December 31, 1998 ("Prior Period")
--------------------------------------------------------------------------------

Revenue for the Prior Period totaled approximately $994,000 consisting primarily of new product development contracts with a major US automotive manufacturer and with the US Navy, administered by the National Committee for Manufacturing Sciences, Inc. ("NCMS"). The attendant cost of revenue totaling approximately $654,000 consisted of direct development costs incurred by the Company's hardware and software engineering staff.

Selling, general and administrative expenses for the Prior Period totaled approximately $1,376,000. These costs provided the basis for the Company's infrastructure that will maintain the selling and general expenses into the future.

Depreciation, amortization and interest expense totaled approximately $153,000.

The Eight Months Ended August 31, 1999 ("Current Period")
---------------------------------------------------------

Revenue for the Current Period is approximately $1,776,000, consisting of software and hardware development revenue of approximately $1,446,000 and product sales of $330,000. The Company began shipping product in February 1999. Both software and hardware development revenues and product sales in the Current Period compare favorable to the results in the Prior Period, notwithstanding the additional two and one-half months in the Prior Period.

Selling, General and Administration totals approximately $1,335,000 which also compares favorable to the Prior Period although as a monthly average it exceeds the Prior Period monthly average. This increase is associated with the Company's growth as a start-up. Research and Development likewise has increased as the Company expands its software development capabilities.

Depreciation and Amortization and Interest Expense for the Current Period total approximately $286,000 and have increased over the Prior Period resulting from the Company's use of short-term credit facilities to fund the operation.

Liquidity and Capital Resources
-------------------------------

The Company has financed its operations and capital expenditures primarily through cash flow from operations, short-term credit facilities and the sale of the Company's common stock. Long-term lease transactions have also been used by the Company. For the Prior Period, the Company's primary source of cash was from financing activities that totaled approximately $888,000. Of this amount, net proceeds from the issuance of promissory notes totaled approximately $638,000 and proceeds from the sale of its common stock totaled $250,000. For the Current

Period, the Company's primary source of cash was also from financing activities. Net proceeds from the issuance of promissory notes totaled approximately $973,000 while proceeds from the sale of common stock totaled $750,000.

The Company's cash totaled approximately $76,000 and $2,000 on December 31, 1998 and August 31, 1999 respectively. Capital expenditures for the Prior Period totaled approximately $374,000, of which approximately $210,000 is computers and related hardware and software principally used in the Company's research and development efforts. For the Current Period, the Company spent an additional $143,000 on capital expenditures which includes those expenditures financed with capitalized lease obligations totaling $77,000. Such capitalized leases were entered into to acquire substantially all of the Company's office furniture.

The Company expects to be able to meet its debt obligations and to finance operations and capital expenditures through internally generated funds, future borrowing (including amounts expected to be available under revolving bank credit facilities, purchase order and accounts receivable financing and capital lease transactions) and capital stock transactions to possibly include private placements and a registered offering.

During the next twelve months, the Company does not expect to make any significant purchases of plant or equipment.

The Company anticipates its number of employees to increase from 35 to 55 during the next twelve months.

Impact of Year 2000 Issues
--------------------------

Due to the method of storing date information in computers using two digits to indicate the year instead of four digits (for example "99 instead of "1999") some computer systems may not accept input of, store, manipulate or output dates in the years 2000 or thereafter without error or interruption. This is known as the Year 2000 or Y2K problem. It is possible that the Company's software products and internal information systems and the business systems of its suppliers or customers will be negatively impacted by Year 2000 problems. Intelliworxx has conducted a review of its business systems in an attempt to identify ways in which its systems could be affected by Year 2000 problems. Based on this review, the Company believes that its internal information systems are Year 2000 compliant and the Company does not expect the Year 2000 issue to have a material adverse affect on its systems. However, the Company relies upon the statements of its software vendors, other parts suppliers and its insurance and financial institutions. There can be no assurance that these groups will identify all date-handling problems in advance of their occurrence, or that the Company will be able to successfully remedy all problems that arise from any date-handling problems.

All internal information systems of the Company and all software used in products of the Company were purchased in 1998 or later, well after its software vendors stated that their products were Year 2000 compliant. The Company believes that the risk of Year 2000 issues and the costs associated with Year 2000 issues are minimal.

The Company plans to back up to tape all corporate information systems and all employee computers at the end of the day on December 31, 1999 and to test for proper functioning on January 1, 2000. Any issues that arise will be addressed by the Company's software engineers and software vendors.

Item 3. PROPERTIES.

The Company's principal office is located at 1819 Main Street, Sarasota, Florida 34236, where it leases approximately 20,000 square feet under a lease agreement that expires September, 2004.









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


Item 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

                            Name and Address                          Amount                Percent
Title of Class                 of Owner                               Owned                of Class (3)(4)
--------------                 --------                               -----                -------------

Common               Kevin B. Rogers, Chairman,
                     President/Chief Executive Officer
                     1819 Main St, Eleventh Floor
                     Sarasota, FL  34236                            1,875,000                 12.34%

Common               Michael P. Jonas, Executive Vice
                     President, Director
                     1819 Main St., Eleventh Floor
                     Sarasota, FL  34236                            1,875,000                 12.34%

Common               Christopher J. Floyd, Vice President
                     Finance, Chief Financial Officer
                     Treasurer, Director
                     1819 Main St., Eleventh Floor
                     Sarasota, FL  34236                            1,900,000 (1)             12.50%

Common               Donald H. Pound, Jr., Vice President
                     Engineering, Secretary, Director
                     1819 Main St., Eleventh Floor
                     Sarasota, FL  34236                            1,875,000                 12.34%

Common               Vincent D. Reynolds, Vice President
                     Software Technology, Director
                     1819 Main St., Eleventh Floor
                     Sarasota, FL  34236                            1,875,000                 12.34%

Common               Ian N. Whitehead, Director
                     1819 Main St., Eleventh Floor
                     Sarasota, FL  34246                            1,515,000 (2)              9.97%

Common               James  L. Roach, Vice President
                     Mentoring Systems
                     1819 Main St., Eleventh Floor
                     Sarasota, FL  34236                              375,000                  2.47%

All Officers and Directors as a group (7 persons)                  11,290,000                 74.28%

--------------
(1) Christopher J. Floyd is Co-Trustee of the Floyd Family Trust that owns 25,000 shares of common stock of the Company.

(2) The number of shares owned by Ian N. Whitehead are net of 360,000 shares of common stock of the Company transferred by Mr. Whitehead to irrevocable Trusts in which he has no beneficial interests.

(3) There were 15,199,166 shares of common stock outstanding as of August 31, 1999.

(4) Percent of Class Owned does not reflect the potential exercise of any of the 801,894 employee stock options currently outstanding of which 155,411 can be exercised after February 25, 2000, and 245,536 can be exercised after October 26, 2000. No officers, directors, or security holders listed in the table above own any warrants, options or rights. The Company has not issued any warrants, options or other rights except to its employees through the 1999 Equity Incentive Plan as described next.


1999 Equity Incentive Plan
--------------------------

On February 25, 1999, the Board of Directors of the Company adopted the Intelliworxx, Inc. 1999 Equity Incentive Plan (the "Plan") which was subsequently approved by a majority of the shareholders on March 19, 1999. The Plan designated an Equity Incentive Committee (the "Committee") appointed by the Board of Directors and authorizes the Committee to grant or award to eligible participants of the Company and its subsidiaries and affiliates, until February 25, 2009, stock options, stock appreciation rights, restricted stock or deferred stock awards for up to 3,000,000 shares of the common stock of the Company.

The following is a general description of certain features of the Plan that is annexed in this filing as an exhibit.

     1. Eligibility. Officers, employees and consultants of the Company, its subsidiaries and its affiliates who are responsible for the management, growth and profitability of the business of the Company, its subsidiaries and its affiliates, are eligible to be granted stock options, stock appreciation rights, and restricted or deferred stock awards under the Plan. Directors are eligible to receive Director Stock Options.

     2. Administration. The Plan is administered by the Committee of the Company. The Committee has full power to select, from among the persons eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to any participants and to determine the specific terms of each grant, subject to the provisions of the Plan.

     3. Stock Options. The Plan permits the granting of non-transferable stock options that are intended to qualify as incentive stock options ("ISO's") under Section 422 of the Internal Revenue Code of 1986 and stock options that do not qualify ("Non-Qualified Stock Options"). The option exercise price for each share covered by an option shall be determined by the Committee, but shall not be less than 100% of the fair market value of a share on the date of grant. The term of each option will be fixed by the Committee, but may not exceed 10 years from the date of the grant in the case of an ISO or 10 years and two days from the date of the grant in the case of a Non-Qualified Stock Option.

     .4. Stock Appreciation Rights. Non-transferable stock appreciation rights ("SAR's") may be granted in conjunction with options, entitling the holder upon exercise to receive an amount in any combination of cash or unrestricted common stock of the Company (as determined by the Committee), not greater in value than the increase since the date of grant in the value of shares covered by such right. Each SAR will terminate upon the termination of the related option.

     5. Restricted Stock. Restricted shares of the common stock may be awarded by the Committee subject to such conditions and restrictions as they may determine, which may include the attainment of performance goals. The Committee shall also determine whether a recipient of restricted shares will pay a purchase price per share or will receive such restricted shares without any payment in cash or property.

     6. Deferred Stock. Deferred stock awards may also be made under the Plan. These are non-transferable awards entitling the recipient to receive common stock of the Company without any payment in cash or property in one or more installments at a future date or dates, as determined by the Committee. Receipt of deferred stock may be conditioned on such matters as the Committee shall determine, including continued employment and attainment of personal goals.

     7. Loan Provisions. The Plan authorizes the Company, with the consent of the Committee, to make or arrange for loans to employees in connection with the exercise of options, or the payment of any purchase price for restricted stock granted under the Plan, or the payment of Federal and State income taxes resulting from the granting or exercising of options or other awards under the Plan. The Committee has full authority to decide whether to make such loans and to determine the term and provisions of any such loans including interest charged and repayment terms.

     8. Transfer Restrictions. Grants under the Plan are not transferable except, in the event of death, by will or by the laws of descent and distribution.

     9. Termination of Benefits. In certain circumstances, such as death, disability, and termination without cause; beneficiaries in the Plan may exercise options and SAR's and receive the benefits of restricted stock grants following their termination or their employment or tenure as a Director as the case may be.

     10. Change of Control. The Plan provides that (a) in the event of a "Change of Control" (as defined in the Plan), unless determined by the Committee prior to such Change in Control, or (b) to the extent expressly provided by the Committee at or after the time of grant, in the event of a " Potential Change of Control" (as defined in the Plan), (i) all stock options and related SAR's (to the extent outstanding for at least six months) will become immediately exercisable; (ii) the restrictions and deferral limitations applicable to outstanding restricted stock awards and deferred stock awards will lapse and the shares in question will be fully vested; and (iii) the value of such options and awards, to the extent determined by the Committee, will be cashed out on the basis of the highest price paid (or offered) during the preceding 60- day period, as determined by the Committee. The Change of Control and Potential Change of Control provisions may serve as a disincentive or impediment to a prospective acquirer of the Company and, therefore, may adversely affect the market price of the common stock of the Company.

     11. Amendment of the Plan. The Plan may be amended from time to time by majority vote of the Board of Directors provided as such amendment may affect outstanding options without the consent of an option holder nor may the plan be amended to increase the number of shares of common stock subject to the Plan without stockholder approval.

On February 25, 1999, the Company granted incentive stock options for 257,572 shares at a purchase price of $6.00 per share and granted non-incentive stock options for 53,250 shares at a purchase price of $6.00 per share. On October 26, 1999, the Company granted incentive stock options for 264,548 shares at a purchase price of $6.70 and granted non-incentive stock options for 226,524 shares at a purchase price of $6.70. All options granted are exercisable as follows: 50% on the first anniversary of the option grant date and 25% on each subsequent anniversary of the option grant date. No options are exercisable under the Plan until February 25, 2000 and no underlying shares have been issued.

Item 5. DIRECTORS AND EXECUTIVE OFFICERS.

The following table sets forth certain information concerning each of the company's directors and executive officers:

Name                          Age              Position
----                          ---              --------

Kevin B. Rogers                45       Chairman of the Board, President, Chief
                                        Executive Officer

Michael P. Jonas               37       Executive Vice President, Director

Christopher J. Floyd           37       Vice President Finance, Chief Financial
                                        Officer, Treasurer, Director

Donald H. Pound, Jr.           40       Vice President Engineering, Secretary,
                                        Director

Vincent D. Reynolds            40       Vice President Software Technology,
                                        Director

Ian N. Whitehead               38       Director Platform Development, Director

James L. Roach                 47       Vice President Mentoring Systems


Kevin B. Rogers - Chairman of the Board, President, and Chief Executive Officer
- Mr. Rogers has served as Chairman of the Board, President and Chief Executive Officer of Intelliworxx since its inception. From 1995 to 1997, Mr. Rogers served as President of Interactive Solutions, Inc., a company he founded to develop and manufacture voice activated, wearable computer technology. In 1993 Mr. Rogers founded RiverBend Technologies, Inc. to develop and market products for the healthcare and restaurant industries. He served as its President and CEO until 1995 and sold RiverBend in 1996. From 1990 to 1993 Mr. Rogers served as partner and Chief Designer for Universal Technologies, Inc., creating integrated Point of Sale, outdoor video ordering and paperless back office database systems. Mr. Rogers graduated in 1980 from the University of Kentucky with a Bachelor of Science in Psychology. In 1983, he earned a Master of Arts in Psychology from University of California, Los Angeles concentrating in Human Factors Engineering and Interface Design.

Michael P. Jonas - Executive Vice President, Director - Mr. Jonas has served as Executive Vice President of Intelliworxx, Inc., since its inception and was elected as a director on April 3, 1998. From 1993 to 1998, Mr. Jonas worked for Teltronics, Inc., an electronic manufacturing services corporation in the positions of Manager of Contract Manufacturing, Director of Contract

Manufacturing and finally, as Vice President of Contract Manufacturing. From 1989 to 1993, Mr. Jonas worked for EMI/ECS, Inc., serving first as Director of Marketing and Sales and later as Vice President of Operations. Mr. Jonas graduated in 1984 with a Bachelor of Engineering from Stevens Institute of Technology. He received his Master of Business Administration in 1993 from Kensington University.

Christopher J. Floyd - Vice President Finance, Chief Financial Officer, Treasurer and Director - Mr. Floyd has served as Vice President Finance, Chief Financial Officer, Treasurer and Director of Intelliworxx, Inc. since July 20, 1998. From 1996 to 1998 Mr. Floyd served as President of Floyd Media, Inc., a privately held consulting firm. From 1993 to 1996, Mr. Floyd served as partner, Executive Vice President and Chief Financial Officer for Microflex International, Inc., a computer reseller and network services company in Lakeland, Florida. From 1991 to 1993 Mr. Floyd served as an auditor and management consultant for Ernst & Young in Berlin, Germany. Mr. Floyd graduated in 1986 from the University of South Florida with a Bachelor of Science in Electrical Engineering degree. He received his Master of Business Administration degree in 1991 from The Wharton School in Philadelphia.

Donald H. Pound, Jr. - Vice President Engineering, Secretary and Director - Mr. Pound has served as Vice President Engineering and Secretary of Intelliworxx, Inc. since inception and was elected as a Director on April 3, 1998. From 1996 through 1997 he served as Director of Electronics Engineering for Interactive Solutions, Inc., a developer and manufacturer of voice activated, wearable computer technology. From 1992 until 1996, Mr. Pound was employed in the contract electronic design industry working for ASIC Designs, Inc. in Naperville, IL, designing mobile computers. Mr. Pound graduated in 1983 from Purdue University with a Bachelor of Science in Electrical Engineering.

Vincent D. Reynolds - Vice President Software Technology and Director - Mr. Reynolds has served as Vice President Software Technology of Intelliworxx, Inc. since inception and was elected as a Director on April 3, 1998. From 1996 to 1997 Mr. Reynolds was Director of Software Technology for Interactive Solutions, a developer and manufacturer of voice activated, wearable computer technology. From 1995 to 1996 Mr. Reynolds served as Programmer/Analyst for Key Communications, a company that provides medical lab systems. From 1993 to 1995 Mr. Reynolds worked as Senior Technologist at RiverBend Technologies, a company founded by Mr. Rogers to develop and market products for the healthcare and restaurant industries. In 1993 Mr. Reynolds served as Senior Software Developer for Rally's Hamburgers developing a multimedia order confirmation system.

Ian N. Whitehead - Director Platform Development and Director - Mr. Whitehead has served as Director Platform Development of Intelliworxx, Inc. since inception and was elected as a Director on April 3, 1998. From 1996 to 1997 he served as Senior Design Engineer of Interactive Solutions, Inc., a developer and manufacturer of voice activated, wearable computer technology. From 1985 to 1996, Mr. Whitehead was Senior Engineer of Citadel Computer Corp., a computer hardware designer and manufacturer located in New Hampshire, Massachusetts. Mr. Whitehead graduated in 1982 from Cambridge University with a Bachelor of Arts in Engineering.

James L. Roach - Vice President Mentoring Systems - Mr. Roach has served as Vice President Mentoring Systems since January 1999. From 1991 to 1998 Mr. Roach was employed at General Motors Corporation as the Senior Project Engineer in the Service Research department developing and field-testing new technologies for improving the diagnostic abilities of dealership technicians. From 1988 to 1991 Mr. Roach worked as an advanced service readiness engineer for Saturn Corp. Mr. Roach graduated in 1981 from Midlands Technical College with a degree in Electronics Engineering Technology.


Item 6. EXECUTIVE COMPENSATION.

The Summary Compensation Table below details all plan and non-plan compensation awarded to, earned by, or paid to the named executive officers in 1998 and in 1999.

SUMMARY COMPENSATION TABLE
--------------------------------------------------------------------------------
                                                  Annual Compensation (1)
--------------------------------------------------------------------------------
Name
and Principal Position                                 Year          Salary ($)
(a)                                                     (b)             (c)
--------------------------------------------------------------------------------
Kevin B. Rogers,                                       1999           124,600
Chairman, CEO, President                               1998            90,000

Michael P. Jonas,                                      1999            90,000
Executive Vice President, Director                     1998            65,000

Christopher J. Floyd,                                  1999            79,600
Vice Pres. Finance, CFO, Treasurer, Director           1998            36,000

Donald H. Pound, Jr.,                                  1999            86,500
Vice Pres. Engineering, Secretary, Director            1998            62,500

Vincent P. Reynolds,                                   1999            73,000
Vice Pres. Software Technology, Director               1998            50,000

Ian N. Whitehead,                                      1999            76,100
Director Platform Development, Director                1998            55,000
--------------------------------------------------------------------------------

----------

(1) For 1998, Mr. Floyd's salary is from July 1 through December 31. Other Salaries for 1998 are from February 1 through December 31. Salaries for 1999 are from January 1 through October 31.

In 1998 and in 1999 there were no Bonuses or Other Annual Compensation awarded, earned or paid. No Bonuses or Other Annual Compensation will be awarded, earned or paid in the remainder of 1999.

In 1998 and in 1999 there was no Long Term Compensation and no Other Compensation awarded, earned or paid. No Long Term Compensation and no Other Compensation will be awarded, earned or paid in the remainder of 1999.

Item 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Christopher J. Floyd is Co-Trustee of the Floyd Family Trust that owns 25,000 shares of common stock of the Company. A $100,000 note is held by the Floyd Family Trust that can be converted into an additional 50,000 shares of common stock of the Company. Mr. Floyd also personally guaranteed a $225,000 note on behalf of the Company.

Wavelogic, Inc., a Florida corporation owned by Kevin Rogers, borrowed $105,000 from the Company in 1998. These funds were used to pay for a compression software licensing agreement with Infinet Op, Inc., a Texas corporation. This loan was fully reserved for on Intelliworxx' 1998 financial statements. In September of 1999, Wavelogic assigned the compression software licensing agreement to Intelliworxx.

Item 8. DESCRIPTION OF SECURITIES.

Common Stock
------------

The Company is authorized to issue 100,000,000 shares of common stock, no par value. The holders of each share are entitled to one vote for each share held and are entitled to dividends when and as declared by the Board of Directors. At December 31, 1998, common shares issued and outstanding totaled 14,066,666. As of August 31, 1999, and currently, common shares issued and outstanding total 15,199,166.

Options granted on the common stock of the Company to employees under the 1999 Equity Incentive Plan total 801,894 at an average exercise price of $6.43 as detailed in Part I, Item 4 above. No shares have been issued for the options and no other options have been granted.

Preferred Stock
---------------

The Company is authorized to issue 25,000,000 shares of preferred stock, no par value, which may be issued in classes or series with various rights and designations to be determined by the Board of Directors. Each share of preferred stock is entitled to dividends when and if declared by the Board of Directors. To date, no preferred shares have been issued.

PART II

Item 1. LEGAL PROCEEDINGS.

The Company is not a party to any material litigation.

Item 2. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

The Company's common stock is listed on the OTC Bulletin Board under the trading symbol "IWXX." The Company's common stock has been traded since December, 1998. Currently, the following brokerage firms are making a market in the Company's common stock: Hill Thompson Magid & Co., Sharpe Capital, Inc., Paragon Capital Corp., Wm. V. Frankel & Co. Inc., Knight Securities and Herzog & Co.

The following table sets forth for the period indicated, the range of high and low closing bid quotations per share. These quotations represent inter-dealer prices, without retail markups, markdowns or commissions and may not necessarily represent actual transactions.

                                                 Price per Share
                                                 ---------------
Period Ended                              High                      Low
------------                              ----                      ---

Third Quarter 1999                        $7.75                    $6.03

Second Quarter 1999                       $7.25                    $6.13

First Quarter 1999                        $6.75                    $5.25

Fourth Quarter 1998                       $5.75                    $2.00


The Company has approximately 58 shareholders of record. The Company has not paid, nor does it anticipate paying dividends in the foreseeable future.

The common shares of the Company are subject to the "Penny Stock Rules" of Rule 15(g) of the Securities Exchange Act of 1934. These rules impose additional sales requirements on broker dealers selling securities to persons other than established customers and accredited investors as defined in the Securities Act of 1933. Brokerage transactions falling within these rules require brokers to make a special suitability determination for the purchaser and to obtain the purchaser's written consent to make the trade before making the sale. Accordingly, these Penny Stock Rules may adversely affect the ability of the purchasers to resell these securities.

Item 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

None.

Item 4. RECENT SALES OF UNREGISTERED SECURITIES.

The following securities were sold in reliance upon Regulation D, Rule 504 of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder. The company kept 100% of the proceeds from the sale of securities and no underwriters were used and no commissions or discounts were paid.

ISSUE                             NO. OF
DATE              TITLE           SHARES          SHARES ISSUED TO                CONSID.           AMOUNT
----              -----           ------          ----------------                -------           ------

12/12/98          Common          175,000         Terez, Ltd.                     Cash            $  43,750
12/12/98          Common          175,000         Finman Establishment            Cash            $  43,750
12/12/98          Common          300,000         Gunner Investments              Cash            $  75,000
12/12/98          Common           50,000         Yagalla Holdings, Inc.          Cash            $  12,500
12/12/98          Common          300,000         Ashbury Capital Mgmt.           Cash            $  75,000
02/19/99          Common          325,000         Ashbury Capital Mgmt.           Cash            $ 243,750
02/19/99          Common           50,000         Yagalla Holdings, Inc.          Cash            $  37,500
02/19/99          Common          225,000         Finman Establishment            Cash            $ 168,750
02/19/99          Common          400,000         Gunner Investments              Cash            $ 300,000


Item 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company provides indemnification of its officers and directors from personal liability for their actions, conduct and recommendations taken or made in good faith in the exercise of their business judgement under the given circumstances, all in accordance with applicable sections of the statutes of the State of Florida.

ADDITIONAL INFORMATION

The Exchange Act Registration Statement and the exhibits and schedules thereto filed by Intelliworxx may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 5th Street NW, Washington, D.C. 20549. Information may be obtained on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically (http://www.sec.gov.) The Internet address for the company is http://www.intelliworxx.com.

                               INTELLIWORXX, INC.

                              FINANCIAL STATEMENTS
                     For the Period Ended December 31, 1998

ALESSANDRI & ALESSANDRI, P.A.
Certified Public Accountants
--------------------------------------------------------------------------------


                          Independent Auditors' Report


Intelliworxx, Inc.
Sarasota, Florida

     We have audited the accompanying balance sheet of Intelliworxx, Inc. ("Company"), as of December 31, 1998 and the related statements of income, stockholders' equity, and cash flows for the period since inception (February 12, 1998) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intelliworxx, Inc., as of December 31, 1998, and the results of its operations, and cash flows, for the period from inception (February 12, 1998) to December 31, 1998 in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the notes to the financial statements, the Company is in the development stage; had a working capital deficit at December 31, 1998; and, has not achieved profitable operations. Accordingly, the Company is dependent upon loans and equity financing to conduct its operations, which situation raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.


                                               /s/ Alessandri & Alessandri, P.A.

April 23, 1999

--------------------------------------------------------------------------------
                            Accountants & Consultants
               5121 Ehrlich Road Suite 107-B Tampa, Florida 33624
                        (813) 969-1995 Fax (813) 960-2740
           Member: American Institute of Certified Public Accountants
                             /Division of CPA Firms
            Member: Florida Institute of Certified Public Accountants


                                 INTELLIWORXX, INC.
                            (a development stage company)
                                    BALANCE SHEET
                                  December 31, 1998
---------------------------------------------------------------------------------------

                                       ASSETS

CURRENT ASSETS
  Cash                                                                      $    76,526
  Accounts receivable                                                           238,846
  Inventory (at acquisition cost-not in excess of market)                       210,128
  Prepaid expenses                                                               23,553
  Other                                                                           5,000
                                                                           -----------
                               Total Current Assets                             554,053
                                                                            -----------
EQUIPMENT & FURNITURE
  Equipment & Furniture, at cost (net of depreciation of $55,800)               262,856
                                                                            -----------

OTHER ASSETS
  Software license, at cost (net of amortization of $11,000)                     44,000
  Deposits                                                                       19,606
                                                                            -----------
                               Total Other Assets                                63,606
                                                                            -----------

                                       TOTAL                                $   880,515
                                                                            ===========




                          LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Notes payable                                                             $   538,350
  Customer deposits                                                             102,000
  Accounts Payable                                                              440,812
  Wages and related taxes payable                                               272,199
  Accrued interest                                                               65,546
                                                                            -----------
                             Total Current Liabilities                        1,418,907
                                                                            -----------

STOCKHOLDERS' EQUITY
Preferred Stock - No Par Value; 25,000,000 shares authorized; none issued
   Common Stock - No Par Value; 100,000,000 shares authorized; shares
      issued and outstanding 14,066,666                                         914,848
   Retained Earnings (deficit)                                               (1,453,240)
                                                                            -----------
                             Total Stockholders' Equity                        (538,392)
                                                                            -----------

                                       TOTAL                                $   880,515
                                                                            ===========

                       See Notes to Financial Statements.

                               INTELLIWORXX, INC.
                          (a development stage company)
                             STATEMENT OF OPERATIONS
     FOR THE PERIOD FROM INCEPTION (February 12, 1998) TO DECEMBER 31, 1998
--------------------------------------------------------------------------------



REVENUES                                                            $   994,448

COST OF SALES                                                           653,995
                                                                    -----------

GROSS MARGIN                                                            340,453
                                                                    -----------

OPERATING EXPENSES:
  General & Administrative and Selling                                1,375,691
  Research and development                                              264,785
  Depreciation and Amortization                                          66,800
                                                                    -----------
            Total Operating Expenses                                  1,707,276
                                                                    -----------

LOSS BEFORE OTHER ITEMS                                              (1,366,823)

OTHER INCOME & EXPENSE
  Interest expense                                                       86,417
                                                                    -----------


NET LOSS                                                            ($1,453,240)
                                                                    ===========







Loss per share                                                      $     (0.11)
                                                                    -----------


                       See Notes to Financial Statements.


                                 INTELLIWORXX, INC.
                            (a development stage company)
                    STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
       FOR THE PERIOD FROM INCEPTION (February 12, 1998) TO December 31, 1998
------------------------------------------------------------------------------------

                                                                          Retained
                                                  Common Stock            Earnings
                                             Shares            $           (Loss)
                                         -------------------------------------------
Issuance of founders shares                   999,900

Shares issued to reflect reverse
    purchase acquisition                   12,000,000    $    564,748

Proceeds from issuance of common stock      1,000,100         250,100

Common stock issued for liabilities            66,666         100,000

Net Income (Loss)                                                       $ (1,453,240)
                                         ------------    ------------   ------------


Balance, December 31, 1998                 14,066,666    $    914,848   $ (1,453,240)
                                         ============    ============   ============










                         See Notes to Financial Statements.

                                  INTELLIWORXX, INC.
                            (a development stage company)
                               STATEMENT OF CASH FLOWS
       FOR THE PERIOD SINCE INCEPTION (February 12,1998) to December 31, 1998
------------------------------------------------------------------------------------


CASH FLOWS FROM (TO) OPERATING ACTIVITIES:
Net Income (Loss) From Operations:                                       ($1,453,240)
Add: Non-Cash Items
     Depreciation and Amortization                                            66,800
     Common stock issued affect reverse purchase acquisition                 564,768
Changes in Assets and Liabilities:
     Accounts receivable                                                    (238,846)
     Inventory                                                              (210,128)
     Prepaid expenses                                                        (23,533)
     Other                                                                   (24,606)
     Customer deposits                                                       102,000
     Accounts payable                                                        440,812
     Wages and related taxes                                                 272,199
     Accrued interest                                                         65,546
                                                                         -----------

Net Cash From (To) Operating Activities                                     (438,228)
                                                                         -----------

CASH FLOWS FROM (TO) INVESTING ACTIVITIES:
Acquisition of Equipment & Furniture                                        (318,656)
Purchase of software license                                                 (55,000)

                                                                         -----------
Net Cash From (To) Investing Activities                                     (373,656)
                                                                         -----------

CASH FLOWS FROM (TO) FINANCING ACTIVITIES:
Proceeds from notes payable                                                  740,681
Repayment of notes payable:                                                 (102,351)
Proceeds from sale of common stock                                           250,100
                                                                         -----------

Net Cash From (To) Financing Activities                                      888,430
                                                                         -----------

Increase (Decrease) in Cash                                                   76,546
Cash Balance, Beginnng                                                             0

                                                                         -----------
Cash Balance, Ending                                                     $    76,546
                                                                         -----------



Supplemental Disclosures of Cash Flow Information:
      Interest Paid                                                      $    86,417


Supplemental Disclosures of Non-cash transactions:
      A total of 12,066,666 common shares were issued to accomplish an acquisition and pay liabilities of $100,000


                         See Notes to Financial Statements.


                               INTELLIWORXX, INC.
                          (a development stage company)
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1998
--------------------------------------------------------------------------------

1. BASIS OF ACCOUNTING:
-----------------------

     The financial statements of Intelliworxx, Inc. ("Company") as of December 31, 1998 and for the year then ended have been prepared on the basis that the Company is a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business, and, accordingly, no adjustments have been recorded because of this uncertainty. At December 31, 1998 the Company's current assets totaled $554,053 and its current (and total) liabilities aggregated $1,418,907, for a working capital deficit of $864,854. For the period from inception (February 12, 1998) to December 31, 1998, the Company incurred losses of $1,453,240, that has significantly reduced the liquidity and capital resources of the Company.

     During the period ended December 31, 1998, the Company met its cash needs primarily from short-term borrowings from individuals, a private placement of 1,000,000 of its common shares for $250,000, and from revenues of $994,448. Management expects to achieve its future cash needs from a combination of sales of its equity securities and borrowings, pending attainment of profitable operations.

2. HISTORY AND OPERATIONS:
--------------------------

     The Company was organized on February 12, 1998 under the laws of the State of Florida. Since inception, its primary business has been the development of specialized computer program applications and certain related computer hardware.

     On November 20, 1998, the Board of Directors of the Company approved a merger with Outdoor Resorts, Inc. ("Resorts"), a publicly registered entity, which merger was consummated on November 23, 1998. Under the terms of the merger, the stockholders of the Company received 12,000,000 shares of the common stock of Resorts in exchange for the 600,000 common shares of the Company then outstanding. At the date of the merger, Resorts did not have any assets or liabilities. Resorts changed its name to Intelliworxx, Inc. For financial reporting purposes, this transaction was accounted for as a reverse purchase acquisition under which the entities were recaptialized to include the historical financial information of the Company.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
----------------------------------------------

     CASH AND CASH EQUIVALENTS: Cash and cash equivalents are comprised of cash and highly liquid investments with a maturity of three months or less when purchased. The Company had no cash equivalents as of December 31, 1998.

     INVENTORY: Inventory is carried at the lower of acquisition cost or market.

     EQUIPMENT AND FURNITURE: Equipment and furniture are stated at their acquisition cost. The cost of replacements, renewals, and betterments, that neither add materially to the value of the equipment and furniture, nor appreciable prolong their lives are charged to expense as incurred. Depreciation is provided using the straight-line method over the estimated useful lives, which generally ranges from two to five years.

     INTANGIBLE ASSETS: Intangible assets, such as software licenses, are carried at cost, and are amortized using the straight-line method over the life of the license.

     INCOME TAXES: The provision (benefit) for income taxes is based upon the pre-tax earnings (loss) reported in the financial statements, adjusted for transactions that may never enter in the computation of income taxes payable. A deferred tax asset or liability is recognized for the estimated future tax affect attributable to temporary differences in the recognition of income and expenses for financial statements and income tax purposes. A valuation allowance is provided in the event that the tax benefits are not expected to be realized.

     EARNINGS (LOSS) PER SHARE: Earnings (loss) per common share are based upon the weighted number of common shares outstanding during the period.

     For the period ended December 31, 1998, the calculation of the loss per share is based upon the weighted average number of shares outstanding as though the merger had occurred at the beginning of the period.

     USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     REVENUE RECOGNITION: The Company derives its revenues from sales of products and from computer software and hardware consulting design services. Revenues are recognized upon the delivery of the products and services. The Company also derives revenues under contracts that include either or both the design, development, and manufacture of computer program applications and related hardware. Percentage of completion accounting has been adopted by the Company to recognize revenues from those contracts that extend beyond interim and annual reporting periods.

     RESEARCH & DEVELOPMENT, ADVERTISING, AND START-UP COSTS: Research & development, advertising, and start-up costs are charged to expense as incurred.

     CONCENTRATIONS OF RISK and CREDIT RISK: The Company is operating solely in a specialized part of the computer application industry. Its operations in that specialized area requires development of unique computer program software and certain related hardware. Competing entities in the specialized area generally have more extensive resources and have been operating for longer periods of time. The Company does not have a material concentration of accounts receivable or other credit risk.

     IMPAIRMENT OF LONG-LIVED ASSETS: The Company has not recognized any charges from the impairment of its long-lived assets, as it believes that its long-lived assets have not been impaired.

     FINANCIAL INSTRUMENTS: Assets and liabilities, as a matter of accounting policy, are reflected in the accompanying financial statements at values that the Company considers to represent their respective fair values.

4. NOTES PAYABLE:
-----------------

     At December 31, 1998, the Company had an aggregate unpaid principal balance of $538,350 of notes payable. None of the notes payable had collateral, except for one note with a principal balance of $225,000 which had the personal guarantee of an officer of the Company. The notes payable bear interest at rates ranging from 10% to 50% per annum. During the first quarter of 1999, the Company exchanged $265,000 of the notes payable for 132,500 common shares.

5. INCOME TAXES:
----------------

     The provision (benefit) for income taxes differs from the amount of income tax determined by applying the applicable United States statutory federal income tax rate to pre-tax income as a result of the following differences at December 31, 1998.

          Income tax provision (benefit) at 34%                $(494,000)
          Increase in rates resulting from
              state taxes                                         (53,000)
          Valuation allowance                                     547,000
                                                               -----------
          Effective tax rates                                  $     -0-

     The Company will need to realize significant profits to utilize the net operating losses, all of which may not be available due to the change in control and issuance of additional stock. Because of these uncertainties, a valuation allowance was established in the same amounts as the deferred tax assets because the benefit is more likely than not to be lost. Net operating losses of the Company totaled approximately $1,453,000 at December 31, 1998 and expire in 2013.

6. COMMON AND PREFERRED STOCK
-----------------------------

     PREFERRED STOCK: The Company is authorized to issue 25,000,000 shares of no par value preferred stock. At December 31, 1998, no preferred stock had been issued.

     COMMON STOCK: The Company is authorized to issue 100,000,000 shares of common stock. Dividends are available when declared by the Company. At December 31, 1998, there were 14,066,000 of the common shares outstanding.

7. COMMON STOCK OFFERINGS:
--------------------------

     In December 1998, the Company issued 1,000,000 shares of common stock at $.25 per share for a total of $250,000 under a registration exemption provided by Securities and Exchange Commission Rule 504. In addition, during the first quarter of 1999, the Company issued 1,000,000 shares of common stock at $.75 per share for a total of $750,000.

8. YEAR 2000 COMPUTER ISSUE:
----------------------------

     Management asserts that it has reviewed all of its computer programs and systems and believes that they are Year 2000 compliant. While management cannot insure that the computer systems of its customers and suppliers are Year 2000 compliant, it believes that because their primary customers and suppliers are generally in, or closely associated with, the computer industry, that such are or will be Year 2000 compliant.

9. COMMITMENTS AND CONTINGENCIES:
---------------------------------

     The Company leases its facilities under a lease that requires monthly rental payments of $10,000 per month and expires in September 1999.

     The Company is presently, and from time to time, subject to pending claims and lawsuits arising in the ordinary course of business. In the opinion of management, the ultimate resolution of these pending legal proceedings will not have a material adverse affect upon the Company's operations or financial position.

10. REVENUES:
------------

     During the period ended December 31, 1998, the Company recorded revenues of $994,448 that was primarily from development and consulting projects.

                               INTELLIWORXX, INC.

                              FINANCIAL STATEMENTS
                       For the Quarters and Period Ended
                     March 31, June 30, and August 31, 1999

ALESSANDRI & ALESSANDRI, P.A.
CERTIFIED PUBLIC ACCOUNTANTS




                          Independent Auditors' Report



Intelliworxx, Inc.
Sarasota, Florida

     We have reviewed the accompanying balance sheets of Intelliworxx, Inc. ("Company") as of March 31, June 30, and August 31, 1999 and the related statements of operations, stockholders' equity, and cash flows for the quarters and period then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Intelliworxx, Inc.

     A review consists principally of inquiries of Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

     Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

     As discussed in Note 1 to the financial statements, certain conditions indicate that there is substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                               /s/ Alessandri & Alessandri
                                               ---------------------------------


November 9, 1999
Tampa, Florida



                                                   INTELLIWORXX, INC.
                                                     BALANCE SHEETS
                                   March 31, 1999, June 30, 1999, and August 31, 1999
------------------------------------------------------------------------------------------------------------------------

                                                         ASSETS

                                                                                March 31        June 30       August 31
                                                                               -----------    -----------    -----------
CURRENT ASSETS
  Cash                                                                         $   107,976    $     1,144    $     2,136
  Accounts receivable                                                              639,407        840,637        783,593
  Inventory (at acquisition cost-not in excess of market)                          757,088        822,903        787,171
  Prepaid expenses                                                                  21,916         53,682         43,897
                                                                               -----------    -----------    -----------
                         Total Current Assets                                    1,526,387      1,718,366      1,616,797
                                                                               -----------    -----------    -----------
EQUIPMENT AND FURNITURE
  Equipment and furniture, at cost (net of depreciation of $86,401,
      $117,507, and $138,477, respectively)                                        352,577        337,389        323,531
                                                                               -----------    -----------    -----------

OTHER ASSETS
  Note receivable from officer                                                                                    30,200
  Software license, at cost (net of amortization of $11,917,                        43,083         40,334         38,500
       $14,667, and $16,500, respectively
  Software license deposit                                                         150,000        150,000        150,000
  Other                                                                             52,448         19,543         33,618
                                                                               -----------    -----------    -----------
                         Total Other Assets                                        245,531        209,877        252,318
                                                                               -----------    -----------    -----------

                                 TOTAL                                         $ 2,124,495    $ 2,265,632    $ 2,192,646
                                                                               ===========    ===========    ===========


                                          LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Notes payable (including current portion of capitalized lease payable)       $   224,186    $   765,051    $ 1,213,646
  Accounts payable                                                               1,102,830        982,926        999,788
  Wages and related taxes payable                                                  399,816        553,921        790,868
  Accrued interest                                                                  96,508        148,387        213,085
  Other                                                                            102,000         42,500         67,200
                                                                               -----------    -----------    -----------
                       Total Current Liabilities                                 1,925,340      2,492,785      3,284,587
                                                                               -----------    -----------    -----------

LONG-TERM LIABILITIES:
     Capitalized lease payable - less current portion                               33,091         26,812         22,544
                                                                               -----------    -----------    -----------

                       Total Liabilities                                         1,958,431      2,519,597      3,307,131
                                                                               -----------    -----------    -----------

STOCKHOLDERS' EQUITY
   Preferred Stock - No Par Value; 25,000,000 shares authorized; none issued
   Common Stock - No Par Value; 100,000,000 shares authorized; shares
      issued and outstanding 15,199,166                                          1,929,848      1,929,848      1,929,848
   Retained Earnings (deficit)                                                  (1,763,784)    (2,183,813)    (3,044,333)
                                                                               -----------    -----------    -----------
                      Total Stockholders' Equity                                   166,064       (253,965)    (1,114,485)
                                                                               -----------    -----------    -----------

                                 TOTAL                                         $ 2,124,495    $ 2,265,632    $ 2,192,646
                                                                               ===========    ===========    ===========

                       See Notes to Financial Statements.


                               INTELLIWORXX, INC.
                             STATEMENT OF OPERATIONS
                 FOR THE THREE MONTH PERIOD ENDED MARCH 31, 1999
--------------------------------------------------------------------------------





REVENUES                                                           $    893,626

COST OF SALES                                                           390,179
                                                                   ------------

GROSS MARGIN                                                            503,447
                                                                   ------------

OPERATING EXPENSES:
  General and administrative                                            315,492
  Sales and marketing                                                   202,603
  Research and development                                              214,644
  Depreciation and amortization                                          31,518
                                                                   ------------
            Total Operating Expenses                                    764,257
                                                                   ------------

LOSS BEFORE OTHER ITEMS                                                (260,810)

OTHER INCOME & EXPENSE
  Interest expense                                                      (49,734)
                                                                   ------------


NET LOSS                                                           $   (310,544)
                                                                   ============







Loss per share                                                     $      0.021

Weighted average number of shares                                    14,683,833






                       See Notes to Financial Statements.

                               INTELLIWORXX, INC.
                             STATEMENT OF OPERATIONS
             FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 1999
--------------------------------------------------------------------------------



                                                 Three months       Six months
                                                     ended             ended
                                                 June 30, 1999     June 30, 1999
                                                 -------------------------------

REVENUES                                         $    715,932      $  1,609,558

COST OF SALES                                         547,134           937,313
                                                 ------------------------------

GROSS MARGIN                                          168,798           672,245
                                                 ------------------------------

OPERATING EXPENSES:
  General and administrative                          209,158           524,649
  Sales and marketing                                 184,799           387,402
  Research and development                             93,529           308,174
  Depreciation and amortization                        33,856            65,374
                                                 ------------------------------
            Total Operating Expenses                  521,342         1,285,599
                                                 ------------------------------

LOSS BEFORE OTHER ITEMS                              (352,544)         (613,354)

OTHER INCOME & EXPENSE
  Miscellaneous income                                  7,808             7,808
  Interest expense                                    (75,293)         (125,027)
                                                 ------------------------------


NET LOSS                                         $   (420,029)     $   (730,573)
                                                 ==============================







Loss per share                                   $      0.028      $      0.049

Weighted average number of shares                  15,199,166        14,942,923




                       See Notes to Financial Statements.

                               INTELLIWORXX, INC.
                             STATEMENT OF OPERATIONS
            FOR THE TWO AND EIGHT MONTH PERIODS ENDED AUGUST 31, 1999
--------------------------------------------------------------------------------



                                                Two months        Eight months
                                                   ended             ended
                                              August 31, 1999    August 31, 1999
                                              ----------------------------------

REVENUES                                        $    166,857      $  1,776,415

COST OF SALES                                        194,994         1,132,308
                                                ------------------------------

GROSS MARGIN                                         (28,137)          644,107
                                                ------------------------------

OPERATING EXPENSES:
  General and administrative                         226,076           750,725
  Sales and marketing                                196,509           583,911
  Research and development                           314,698           622,872
  Depreciation and amortization                       22,803            88,177
                                                ------------------------------
            Total Operating Expenses                 760,086         2,045,685
                                                ------------------------------

LOSS BEFORE OTHER ITEMS                             (788,223)       (1,401,578)

OTHER INCOME & EXPENSE
  Interest and miscellaneous income                      493             8,301
  Interest expense                                   (72,790)         (197,816)
                                                ------------------------------


NET LOSS                                        $   (860,520)     $ (1,591,093)
                                                ==============================







Loss per share                                  $      0.057      $      0.106

Weighted average number of shares                 15,199,166        15,008,302




                       See Notes to Financial Statements.


                                 INTELLIWORXX, INC.
                    STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
        FOR THE PERIOD FROM INCEPTION (February 12, 1998) TO August 31, 1999
------------------------------------------------------------------------------------

                                                                          Retained
                                                 Common Stock             Earnings
                                            Shares            $            (Loss)
                                         ------------    ------------   ------------
Issuance of founders shares                   999,900

Shares issued to reflect reverse
    purchase acquisition                   12,000,000    $    564,748
Proceeds from issuance of common stock      1,000,100         250,100
Common stock issued for liabilities            66,666         100,000
Net Income (Loss)                                                       $ (1,453,240)
                                         ------------    ------------   ------------

Balance, December 31, 1998                 14,066,666         914,848     (1,453,240)
Issuance of shares for notes payable          132,500         265,000
Sale of common shares                       1,000,000         750,000
Net Income (Loss)                                                          (310,544)
                                         ------------    ------------   ------------

Balance, March 31, 1999                    15,199,166       1,929,848     (1,763,784)
Net Income (Loss)                                                          (420,029)
                                         ------------    ------------   ------------

Balance, June 30, 1999                     15,199,166       1,929,848     (2,183,813)
Net Income (Loss)                                                          (860,520)
                                         ------------    ------------   ------------

Balance, August 31, 1999                   15,199,166    $  1,929,848   $ (3,044,333)
                                         ============    ============   ============





                         See Notes to Financial Statements.

                               INTELLIWORXX, INC.
                             STATEMENT OF CASH FLOWS
                 FOR THE THREE MONTH PERIOD ENDED MARCH 31, 1999
--------------------------------------------------------------------------------


CASH FLOWS FROM (TO) OPERATING ACTIVITIES:
Net Income (Loss) From Operations:                                    $(310,544)
Add: Non-Cash Items
     Depreciation and amortization                                       31,518
Changes in Assets and Liabilities:
     Accounts receivable                                               (400,561)
     Inventory                                                         (546,960)
     Prepaid expenses                                                     1,637
     Other assets                                                      (177,842)
     Accounts payable                                                   662,018
     Wages and related taxes                                            127,617
     Accrued interest                                                    30,962
                                                                      ---------

Net Cash From (To) Operating Activities                                (582,155)
                                                                      ---------

CASH FLOWS FROM (TO) INVESTING ACTIVITIES:
Acquisition of equipment and furniture                                 (120,322)

                                                                      ---------
Net Cash From (To) Investing Activities                                (120,322)
                                                                      ---------

CASH FLOWS FROM (TO) FINANCING ACTIVITIES:
Proceeds from borrowings                                                 56,023
Repayment of borrowings                                                 (72,096)
Proceeds from sale of common stock                                      750,000
                                                                      ---------

Net Cash From (To) Financing Activities                                 733,927
                                                                      ---------

Increase (Decrease) in Cash                                              31,450
Cash Balance, Beginnng                                                   76,526

                                                                      ---------
Cash Balance, Ending                                                  $ 107,976
                                                                      ---------



Supplemental Disclosures of Cash Flow Information:
      Interest Paid                                                   $  16,401

Supplemental Disclosures of Non-cash transactions:
     A total of 132,500 common shares were issued in payment of $265,000 of notes payable



                       See Notes to Financial Statements.


                                    INTELLIWORXX, INC.
                                  STATEMENT OF CASH FLOWS
                  FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 1999
--------------------------------------------------------------------------------------------

                                                                 Three month     Six month
                                                                 period ended   period ended
                                                                June 30, 1999  June 30, 1999
                                                                ----------------------------
CASH FLOWS FROM (TO) OPERATING ACTIVITIES:
Net Income (Loss) From Operations:                               $  (420,029)   $  (730,573)
Add: Non-Cash Items
     Depreciation and amortization                                    33,856         65,374
     Adjustment of note payable                                      (10,308)       (10,308)
Changes in Assets and Liabilities:
     Accounts receivable                                            (201,230)      (601,791)
     Inventory                                                       (65,815)      (612,775)
     Prepaid expenses                                                (31,766)       (30,129)
     Other assets                                                     32,905       (144,937)
     Accounts payable                                               (119,904)       542,114
     Wages and related taxes                                         154,105        281,722
     Accrued interest                                                 51,879         82,841
     Other liabilities                                               (59,500)       (59,500)
                                                                 --------------------------

Net Cash From (To) Operating Activities                             (635,807)    (1,217,962)
                                                                 --------------------------

CASH FLOWS FROM (TO) INVESTING ACTIVITIES:
Acquisition of equipment and furniture                               (15,919)      (136,241)

                                                                 --------------------------
Net Cash From (To) Investing Activities                              (15,919)      (136,241)
                                                                 --------------------------

CASH FLOWS FROM (TO) FINANCING ACTIVITIES:
Proceeds from borrowings                                             853,157        909,180
Repayment of borrowings                                             (308,263)      (380,359)
Proceeds from sale of common stock                                                  750,000
                                                                 --------------------------

Net Cash From (To) Financing Activities                              544,894      1,278,821
                                                                 --------------------------

Increase (Decrease) in Cash                                         (106,832)       (75,382)
Cash Balance, Beginnng                                               107,976         76,526

                                                                 ==========================
Cash Balance, Ending                                             $     1,144    $     1,144
                                                                 ==========================


Supplemental Disclosures of Cash Flow Information:
      Interest Paid                                              $    15,551

Supplemental Disclosures of Non-cash transactions:
    A total of 132,500 common shares were issued in payment of $265,000 of notes payable



                            See Notes to Financial Statements.



                                            INTELLIWORXX, INC.
                                          STATEMENT OF CASH FLOWS
                         FOR THE TWO AND EIGHT MONTH PERIODS ENDED AUGUST 31, 1999
----------------------------------------------------------------------------------------------------------

                                                                        Two month           Eight month
                                                                       period ended         period ended
                                                                     August 31, 1999       August 31, 1999
                                                                     -------------------------------------

CASH FLOWS FROM (TO) OPERATING ACTIVITIES:
Net Income (Loss) From Operations:                                    $  (860,520)           $(1,591,093)
Add: Non-Cash Items
     Depreciation and amortization                                         22,803                 88,177
     Adjustment of note payable                                                                  (10,308)
Changes in Assets and Liabilities:
     Note receivable                                                      (30,200)               (30,200)
     Accounts receivable                                                   57,044               (544,747)
     Inventory                                                             35,732               (577,043)
     Prepaid expenses                                                       9,785                (20,344)
     Other assets                                                         (14,075)              (159,012)
     Accounts payable                                                      16,862                558,976
     Wages and related taxes                                              236,947                518,669
     Accrued interest                                                      64,698                147,539
     Other liabilities                                                     24,700                (34,800)
                                                                      ----------------------------------

Net Cash From (To) Operating Activities                                  (436,224)            (1,654,186)
                                                                      ----------------------------------

CASH FLOWS FROM (TO) INVESTING ACTIVITIES:
Acquisition of equipment and furniture                                     (7,111)              (143,352)

                                                                      ----------------------------------
Net Cash From (To) Investing Activities                                    (7,111)              (143,352)
                                                                      ----------------------------------

CASH FLOWS FROM (TO) FINANCING ACTIVITIES:
Proceeds from borrowings                                                  525,000              1,434,180
Repayment of borrowings                                                   (80,673)              (461,032)
Proceeds from sale of common stock                                                               750,000
                                                                      ----------------------------------

Net Cash From (To) Financing Activities                                   444,327              1,723,148
                                                                      ----------------------------------

Increase (Decrease) in Cash                                                   992                (74,390)
Cash Balance, Beginnng                                                      1,144                 76,526

                                                                      ==================================
Cash Balance, Ending                                                  $     2,136            $     2,136
                                                                      ==================================



Supplemental Disclosures of Cash Flow Information:
      Interest Paid                                                   $     8,083

Supplemental Disclosures of Non-cash transactions:
     A total of 132,500 common shares were issued in payment of $265,000 of notes payable



                                    See Notes to Financial Statements

                               INTELLIWORXX, INC.
                          NOTES TO FINANCIAL STATEMENTS
                     March 31, June 30, and August 31, 1999
--------------------------------------------------------------------------------

1. BASIS OF ACCOUNTING:
-----------------------

     The financial statements of Intelliworxx, Inc. ("Company") as of March 31, June 30, and August 31, 1999 and for the periods then ended have been prepared on the basis that the Company is a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business, and, accordingly, no adjustments have been recorded because of this uncertainty. At August 31, 1999 the Company's current assets totaled $1,616,797 and its current liabilities totaled $3,284,587, for a working capital deficit of $1,667,790. For the period from inception (February 12, 1998) to August 31, 1999, the Company incurred losses of $3,044,333, which have significantly impacted the liquidity and capital resources of the Company.

     Since inception, the Company met its cash needs primarily from short-term borrowings from individuals, a private placement of 2,000,000 of its common shares for $1,000,000, and from revenues of $2,586,000. Management expects to achieve its future cash needs from a combination of revenues, sales of its equity securities, and continued borrowings, pending attainment of profitable operations.

2. HISTORY AND OPERATIONS:
--------------------------

     The Company was organized on February 12, 1998 under the laws of the State of Florida. Since inception, its primary business has been the development of specialized computer program applications and certain related computer hardware.

     On November 20, 1998, the Board of Directors of the Company approved a merger with Outdoor Resorts, Inc. ("Resorts"), a publicly registered entity, which merger was consummated on November 23, 1998. Under the terms of the merger, the stockholders of the Company received 12,000,000 shares of the common stock of Resorts in exchange for the 600,000 common shares of the Company then outstanding. At the date of the merger, Resorts did not have any assets or liabilities. Resorts changed its name to Intelliworxx, Inc. For financial reporting purposes, this transaction was accounted for as a reverse purchase acquisition under which the entities were recaptialized to include the historical financial information of the Company.

     During the period from inception (February 12, 1998) to December 31, 1998, the Company was in its development stage, which stage ended as of December 31, 1998. In the development stage period, the Company did not maintain its financial records such that meaningful quarterly financial information is available. The Company's financial statements as December 31, 1998 and for the period then ended were subjected to a financial audit.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
----------------------------------------------

     CASH AND CASH EQUIVALENTS: Cash and cash equivalents are comprised of cash and highly liquid investments with a maturity of three months or less when purchased. The Company has no cash equivalents.

     INVENTORY: Inventory is carried at the lower of acquisition cost or market.

     EQUIPMENT AND FURNITURE: Equipment and furniture are stated at their acquisition cost. The cost of replacements, renewals, and betterments, that neither ad materially to the value of the equipment and furniture, nor appreciable prolong their lives are charged to expense as incurred. Depreciation is provided using the straight-line method over the estimated useful lives, which generally ranges from two to five years.

     INTANGIBLE ASSETS: Intangible assets, such as software licenses, are carried at cost, and are amortized using the straight-line method over the life of the license.

     INCOME TAXES: The provision (benefit) for income taxes is based upon the pre-tax earnings (loss) reported in the financial statements, adjusted for transactions that may never enter in the computation of income taxes payable. A deferred tax asset or liability is recognized for the estimated future tax affect attributable to temporary differences in the recognition of income and expenses for financial statements and income tax purposes. A valuation allowance is provided in the event that the tax benefits are not expected to be realized.

     EARNINGS (LOSS) PER SHARE: Earnings (loss) per common share are based upon the weighted number of common shares outstanding during the period.

     USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     REVENUE RECOGNITION: The Company derives its revenues from sales of products and from computer software and hardware consulting design services. Revenues are recognized upon the delivery of the products and services. The Company also derives revenues under contracts that include either or both the design, development, and manufacture of computer program applications and related hardware. Percentage of completion accounting has been adopted by the Company to recognize revenues from those contracts that extend beyond interim and annual reporting periods.

     RESEARCH AND DEVELOPMENT, ADVERTISING, AND START-UP COSTS: Research and development, advertising, and start-up costs are charged to expense as incurred.

     CONCENTRATIONS OF RISK and CREDIT RISK: The Company is operating solely in a specialized part of the computer application industry. Its operations in that specialized area requires development of unique computer program software and certain related hardware. Competing entities in the specialized area generally have more extensive resources and have been operating for longer periods of time. The Company does not have a material concentration of accounts receivable or other credit risk.

     IMPAIRMENT OF LONG-LIVED ASSETS: The Company has not recognized any charges from the impairment of its long-lived assets, as it believes that its long-lived assets have not been impaired.

     FINANCIAL INSTRUMENTS: Assets and liabilities, as a matter of accounting policy, are reflected in the accompanying financial statements at values that the Company considers to represent their respective fair values.

4. NOTES PAYABLE:
-----------------

     At August 31, 1999, the Company had an aggregate unpaid principal balance of $1,236,190 of notes payable and capitalized leases payable. None of the notes payable had collateral, except for one note with a principal balance of $225,000 that had the personal guarantee of an officer of the Company. The notes payable bear interest at rates ranging from 10% to 52% per annum and are due upon demand. During the first quarter of 1999, the Company exchanged $265,000 of the notes payable for 132,500 common shares.

     The Company recorded assets of $60,180 that are represented by capitalized lease payables of a like amount. The capitalized payable bears interest at the per annum rate of 20.95% and is payable in monthly amounts of $2,336 through June 2001.

5. INCOME TAXES:
----------------

     The provision (benefit) for income taxes differs from the amount of income tax determined by applying the applicable United States statutory federal income tax rate to pre-tax income as a result of the following differences at August 31, 1999.

       Income tax provision (benefit) at 34%                $(541,000)
       Increase in rates resulting from
           state taxes                                        (59,000)
       Valuation allowance                                    600,000
                                                            ---------
       Effective tax rates                                  $   -0-

     The Company will need to realize significant profits to utilize the net operating losses, all of which may not be available due to the change in control and issuance of additional stock. Because of these uncertainties, a valuation allowance was established in the same amounts as the deferred tax assets because the benefit is more likely than not to be lost. Net operating losses of the

Company totaled approximately $1,453,000 at December 31, 1998 and expire in 2013, and an additional amount of $1,591,093 that expires in 2014.

6. COMMON AND PREFERRED STOCK
-----------------------------

     PREFERRED STOCK: The Company is authorized to issue 25,000,000 shares of no par value preferred stock. At August 31, 1999, no preferred stock had been issued.

     COMMON STOCK: The Company is authorized to issue 100,000,000 shares of common stock. Dividends are available when declared by the Company. At August 31, 1999, there were 15,199,166 common shares outstanding.

     As of October 1999, the Company has granted stock options under incentive and non-incentive plans for 801,894 common shares that are exercisable at $6 and $6.70 per share. Fifty percent of the stock options are exercisable on the first anniversary date of the option, and 25% on each subsequent anniversary. None of the stock options are exercisable before February 25, 2000.

7. COMMON STOCK OFFERINGS:
--------------------------

     In December 1998 and January 1999, the Company issued 2,000,000 shares of common stock for a total of $1,000,000 under a registration exemption provided by Securities and Exchange Commission Rule 504.

8. YEAR 2000 COMPUTER ISSUE:
----------------------------

     Management asserts that it has reviewed all of its computer programs and systems and believes that they are Year 2000 compliant. While management cannot insure that the computer systems of its customers and suppliers are Year 2000 compliant, it believes, based upon inquiries and because their primary customers and suppliers are generally in, or closely associated with the computer industry, that such are or will be Year 2000 compliant.

9. COMMITMENTS AND CONTINGENCIES:
---------------------------------

     The Company leases its facilities under a lease that requires monthly rental payments of $32,000 per month and expires in September 2004.

     The Company is presently, and from time to time, subject to pending claims and lawsuits arising in the ordinary course of business. In the opinion of management, the ultimate resolution of these pending legal proceedings will not have a material adverse affect upon the Company's operations or financial position.

10. REVENUES AND ACCOUNTS RECEIVABLES:
--------------------------------------

     During the eight-month period ended August 31, 1999, the Company recorded revenues of $1,776,415 from product development and contracts ($1,445,826) and product sales ($330,589). As of March 31, June 30, and August 31, 1999, accounts receivable included unbilled receivables of $315,700, $503,500, and $243,560 from development and consulting work.

11.   DILUTED EARNINGS PER SHARE:

         Diluted earnings (loss) per share is not presented because the outstanding options to purchase 801,894 common shares under the Company's incentive and non-incentive plans (see Note 6) would cause an anti-dilutive affect upon the diluted earnings (loss) per share amounts for each of the periods.

PART III

Item 1.                             INDEX TO EXHIBITS.

Exhibit               Description of Document
-------               -----------------------

2.0 Agreement and Plan of Reorganization by and among Outdoor Resorts, Inc., Intelliworxx, Inc., and Kevin B. Rogers, Michael
               P. Jonas, Donald H. Pound, Jr., Vincent D. Reynolds, Ian N. Whitehead, and Christopher J. Floyd, the Shareholders of Intelliworxx, Inc., dated November 23, 1998.

3(i) Articles of Incorporation for Outdoor Resorts, Inc. (now known as Intelliworxx, Inc. ) filed July 1, 1995.

3(ii) Articles of Merger of Intelliworxx, Inc. with and into Outdoor Resorts, Inc. and Articles of Amendment to Articles of Incorporation of Intelliworxx, Inc., f/k/a Outdoor Resorts, Inc., filed December 1, 1998.

3(iii)         Bylaws.

99.0           Form of Stock Certificate.

99.1           Intelliworxx, Inc. 1999 Equity Incentive Plan.

Item 2. DESCRIPTION OF EXHIBITS.

     The required exhibits are attached hereto, as noted in Item 1 above.


                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               INTELLIWORXX, INC.


Date: November 15, 1999                        By:  /s/ Kevin B. Rogers
                                                    ----------------------------
                                                    Kevin B. Rogers, President